

September 16, 2011

Via E-mail
Jane Jie Sun
Chief Financial Officer
Ctrip.com International, Ltd.
99 Fu Quan Road
Shanghai 200335
People's Republic of China

> **Re: Ctrip.com International, Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2010**
> **Filed on March 31, 2011**
> **File No. 001-33853**

Dear Ms. Sun:

We have reviewed your letter dated September 6, 2011 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 3, 2011.

Item 18. Financial Statements

Notes to the Consolidated Financial Statements

2. Principal Accounting Policies

Major variable interest entities, page F-8

1.   We note from your response to prior comment 5 that your enforceability conclusions are based on the legal opinion you received from Commerce & Finance Law Offices. Please revise your footnote disclosures in future filings to discuss management's and Commerce

& Finance's conclusions regarding the legality and enforceability of the contractual arrangements.

2. Your response to prior comment 6 indicates that you will expand your discussion in your footnotes in future Form 20-F filings. Please provide us with proposed disclosure that addresses the concerns noted in prior comment 6, specifically, your ability to consolidate.

Other

3. As previously requested, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief